SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. __)

Guaranty Bancorp

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

40075T102

(CUSIP Number)

W. Kirk Wycoff Patriot Financial Partners, L.P. Cira Centre 2929 Arch Street, 27th Floor Philadelphia, Pennsylvania 19104 (215) 399-4650	Copies to: Raymond A. Tiernan, Esq. Elias, Matz, Tiernan & Herrick L.L.P. 734 15th Street, N.W., 11th Floor Washington, D.C. 20005 (202) 347-0300
(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 40075T102	13D	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,063,806
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,063,806
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 40075T102	13D	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners Parallel, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,063,806
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,063,806
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 40075T102	13D	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,063,806
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,063,806
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 40075T102	13D	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,063,806
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,063,806
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 40075T102	13D	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) W. Kirk Wycoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,063,806
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,063,806
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 40075T102	13D	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ira M. Lubert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,063,806
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,063,806
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 40075T102	13D	Page 8 of 14 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James J. Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,063,806
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,063,806
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 40075T102	13D	Page 9 of 14 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $.001 per share (the ACommon Stock@), of Guaranty Bancorp, a Delaware corporation (the ACompany@ or the AIssuer@), whose principal executive offices are located at 1331 Seventeenth Street, Suite 300, Denver, Colorado 80202.

Item 2.	Identity and Background

The Schedule 13D is being jointly filed by the parties indentified below.  All of the filers of this Schedule 13D are collectively referred to as the “Patriot Financial Group.” The joint filing agreement of the members of the Patriot Financial Group is filed as Exhibit 1 to this Schedule 13D.

(a)- (c)     The following are members of the Patriot Financial Group:

•	Patriot Financial Partners, L.P., a Delaware limited partnership (the “Patriot Fund”);

•	Patriot Financial Partners Parallel, L.P., a Delaware limited partnership (the “Patriot Parallel Fund” and together with the Patriot Fund, the “Patriot Funds”);

•	Patriot Financial Partners GP, L.P., a Delaware limited partnership and general partner of the Funds (“Patriot GP”);

•	Patriot Financial Partners GP, LLC, a Delaware limited liability company and general partner of Patriot GP (“Patriot LLC”); and

•	W. Kirk Wycoff, Ira M. Lubert and James J. Lynch as general partners of the Funds and Patriot GP and as members of Patriot LLC.

    The Patriot Funds are private equity funds focused on investing in community banks throughout the United States.  The principal business of Patriot GP is to serve as the general partner and manage the Patriot Funds.   The principal business of Patriot LLC is to serve as the general partner and manage Patriot GP. The principal employment of Messrs. Wycoff, Lubert and Lynch is investment management with each of the Patriot Funds, Patriot GP and Patriot LLC.

    The business address of each member of the Patriot Financial Group is c/o Patriot Financial Partners, LP, Cira Centre, 2929 Arch Street, 27th Floor, Philadelphia, Pennsylvania 19104.

    (d)           During the last five years, no member of the Patriot Financial Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e)           During the last five years, no member of the Patriot Financial Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 40075T102	13D	Page 10 of 14 Pages

    (f)           Each natural person who is a member of the Patriot Financial Group is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On May 6, 2009, the Patriot Funds entered into an Investment Agreement with the Company, as described in Item 6 below (the “Investment Agreement”).  Pursuant to the Investment Agreement, the Patriot Funds, along with two other investors, will purchase an aggregate 50,000 shares of Series A Non-Cumulative Convertible Preferred Stock of the Company (the “Series A Preferred Stock”). Closing of the transaction is subject to customary closing conditions, including applicable regulatory approvals and approval of the Company’s stockholders.  At the closing of the transaction, the Patriot Funds will purchase 20,000 shares of Series A Preferred Stock for $20 million using working capital of the Patriot Funds.  In connection with the execution of the Investment Agreement, the Patriot Funds and Relational Investors Mid-Cap Fund I, L.P. and Relational Investors Mid-Cap Fund II, L.P. (the “Relational Funds”) entered into a voting agreement with certain stockholders of the Company, as described in Item 6 below (the “Voting Agreement”), pursuant to which such stockholders granted a limited proxy to the Patriot Funds and the Relational Funds to vote such stockholders’ shares of Company common stock (the “Common Stock”) in favor of the matters requiring stockholder approval as contemplated by the Investment Agreement at any meeting of stockholders.  The Patriot Funds paid no additional consideration for entering into the Voting Agreement and obtaining the proxies to vote the Common Stock at any such meeting of stockholders of the Company.

    Pursuant to the Voting Agreement and the limited proxies granted pursuant thereto, the Patriot Funds may be deemed to have acquired the shared right to the vote the shares of Common Stock at the meeting of stockholders of the Company to be held to consider the matters described below and, thus, the Patriot Funds are deemed to beneficially own the 16,063,806 shares of Common Stock subject to the Voting Agreement pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

    The filing of this Schedule 13D shall not be construed as an admission by any member of the Patriot Financial Group that they are the beneficial owners of the Common Stock as a result of the execution of the Voting Agreement.

Item 4.	Purpose of Transaction

The execution of the Voting Agreement and granting of the proxies to vote the shares of Common Stock at the meeting of stockholders of the Company to be called to approve (i) the conversion of the shares of the Series A Preferred Stock and the Series B Preferred Stock (a series of preferred stock that may be issued in certain limited circumstances) into Common Stock pursuant to the terms specified in the Certificate of Designations for the Series A Preferred Stock; and (ii) an amendment to the Company’s Certificate of Incorporation authorizing the creation of a separate series or class of common stock identical in all respects to the Common Stock provided that such series or class shall expressly state that it has no voting rights and for conversion of such shares of non-voting common stock into shares of Common Stock upon transfer to any person other than Castle Creek Capital Partners, III, L.P. (“Castle Creek”), the Patriot Funds or the Relational Funds or one of their respective affiliates on a share for share basis (subject to customary anti-dilution adjustments) (such approvals collectively, the “Stockholder Approval”) were obtained in order to make it more likely that the conditions to closing of the transaction will be satisfied so that the Patriot Funds can complete the purchase of the Series A Preferred Stock.  The Series A Preferred Stock will be acquired for investment purposes.

CUSIP No. 40075T102	13D	Page 11 of 14 Pages

The Voting Agreement including the limited proxies granted shall terminate the earlier of the receipt of the Stockholder Approval or termination of the Investment Agreement.

    Except as set forth in this Schedule 13D and in connection with the Investment Agreement and Voting Agreement, described herein, no members of the Patriot Financial Group has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The percentages used in this Schedule 13D are based upon 52,464,335 outstanding shares of Common Stock as of April 30, 2009, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

    (a) - (b) Other than the shares of Common Stock that may be deemed to be beneficially owned in connection with the execution of the Voting Agreement, no member of the Patriot Financial Group has acquired, and do not beneficially own, any shares of Common Stock.

    As a result of the execution of the Voting Agreement, the Patriot Funds may be deemed to share, with the Relational Funds, the power to vote up to an aggregate of 16,063,806 shares of Common Stock at the meeting of stockholders to be held to consider the Stockholder Approval.   The Patriot Funds are not entitled to any rights as stockholders of the Company as to the shares covered by the Voting Agreement, except for the limited purpose provided in the Voting Agreement.

    The Patriot Funds possess shared voting power and, thus, beneficially own 16,063,806 shares, or 30.6%, of the outstanding Common Stock.

    Because (i) Messrs. Wycoff, Lubert and Lynch serve as general partners of the Patriot Funds and Patriot GP and as members of Patriot LLC, (ii) Patriot LLC serves as general partner of Patriot GP and (iii) Patriot GP serves as general partner of the Funds, each of Messrs Wycoff, Lubert and Lynch, Patriot LLC and Patriot GP may be deemed to possess shared voting power over the 16,063,806 shares of Common Stock subject to the Voting Agreement, or 30.6%, of the outstanding Common Stock.

    (c)           Members of the Patriot Financial Group had no transactions in the Common Stock in the last 60 days, except for the execution of the Investment Agreement and the Voting Agreement.

CUSIP No. 40075T102	13D	Page 12 of 14 Pages

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 6, 2009, Guaranty Bancorp entered into an Investment Agreement (the “Investment Agreement”) with the Patriot Funds, the Relational Funds and Castle Creek (the “Investors”), pursuant to which the Company agreed to issue 50,000 shares of a new series of the Company’s preferred stock, Series A Non-Cumulative Convertible Preferred Stock, par value $0.001 per share, with a stated value of $1,000 per share (the “Series A Preferred Stock”), for an aggregate purchase price of $50 million.  The transaction is subject to customary closing conditions, including applicable regulatory approvals and approval of the Company’s stockholders of the matters described herein, and is expected to close in the third quarter of 2009.

The Series A Preferred Stock will pay non-cumulative quarterly dividends at a rate of 9% per year. From the date of issuance of the Series A Preferred Stock until the first dividend payment date following the second anniversary of the closing, the dividends are payable in cash or additional shares of Series A Preferred Stock, at the election of the Company. Thereafter, dividends are payable solely in cash.

Each share of Series A Preferred Stock will automatically convert into shares of the Company’s Common Stock on the fifth anniversary of the date the Series A Preferred Stock is issued, subject to certain limitations. The Investors may elect to convert their shares of Series A Preferred Stock into shares of Common Stock prior to the mandatory conversion of the Series A Preferred Stock following the earlier of the second anniversary of the date the Series A Preferred Stock is issued and the occurrence of certain events resulting in the conversion, exchange or reclassification of the Common Stock. Each share of Series A Preferred Stock will be convertible into shares of Common Stock at a conversion price of $1.80 per share, adjustable to $1.50 per share in the event of certain nonpayments of dividends (whether paid in cash or in kind) on the Series A Preferred Stock. The conversion price of the Series A Preferred Stock is subject to customary anti-dilution adjustments.

The Investors’ ownership of the Common Stock (giving effect to the conversion of the Series A Preferred Stock into shares of Common Stock) is limited to, with respect to the Relational Funds, 14.9% of the outstanding shares of Common Stock, and with respect to each of the Patriot Funds and Castle Creek, 19.9% of the outstanding shares of Common Stock. The payment of dividends in additional shares of Series A Preferred Stock or conversions that would exceed these thresholds will result in the shares of Series A Preferred Stock in excess of such thresholds being convertible into shares of non-voting common stock, or, if non-voting common stock is not then authorized, a new class of preferred stock to have economic terms substantially consistent with the Common Stock but without voting rights.

CUSIP No. 40075T102	13D	Page 13 of 14 Pages

The holders of the Series A Preferred Stock will vote together with the holders of Common Stock as a single class on all matters upon which the holders of Common Stock are entitled to vote. Each share of Series A Preferred Stock will be entitled to such number of votes as the number of shares of Common Stock into which such share of Series A Preferred Stock is convertible, assuming for voting purposes only, a conversion price of $2.00 per share. The holders of the Series A Preferred Stock will have a separate class vote with respect to certain matters, including amendments to the Company’s certificate of incorporation that alter the voting powers, preferences and special rights of the Series A Preferred Stock or create senior convertible securities, or mergers or consolidations upon the consummation of which comparable preferential rights would not be available to holders of the Series A Preferred Stock.

Following the closing of the transaction, each of the Patriot Funds and the Relational Funds will have the right to appoint one member or one observer to both the Boards of Directors of the Company and Guaranty Bank and Trust Company, the Company’s subsidiary.

The Company has agreed that, within six months after the closing date of the transaction, it will prepare and file a shelf registration statement with the Securities and Exchange Commission covering all shares of the Series A Preferred Stock and any securities issuable upon their conversion. The Investors will also have customary demand and piggyback registration rights. Each Investor will be generally prohibited from transferring its shares of Series A Preferred Stock and any securities issuable on their conversion for a period of 18 months following the closing date of the transaction.

Each of the Relational Funds and the Patriot Funds will provide to the Company the same passivity commitment such Investor may be required to enter into with the Board of Governors of the Federal Reserve System. These passivity commitments with the Company expire for all Investors on the fifth anniversary of the closing date, or, if earlier, the date on which any Investor receives approval from a regulatory authority to acquire Common Stock in excess of the stockholding limitations described above.

In connection with the execution of the Investment Agreement, the Patriot Funds and the Relational Funds entered into a voting agreement (the “Voting Agreement”) with certain stockholders of the Company that beneficially own 16,063,806 shares, or 30.6% of the outstanding Common Stock.   Pursuant to the Voting Agreement, such stockholders granted each of the Patriot Funds and the Relational Funds a proxy to vote their shares of Common Stock beneficially owned in favor of the Stockholder Approval at any meeting of stockholders of the Company held to consider such transactions.

For additional information, reference is made to the Investment Agreement and Voting Agreement, included as Exhibits 2 and 3, respectively, which are incorporated herein by reference.

CUSIP No. 40075T102	13D	Page 14 of 14 Pages

Item 7.	Material to Be Filed as Exhibits

1	Joint Filer Statement
2	Investment Agreement*
3	Voting Agreement*
_____________ * Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on May 12, 2009 (Commission Filed No. 000-51556.)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 15, 2009

PATRIOT FINANCIAL PARTNERS, L.P.

	By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS PARALLEL, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS GP, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS GP, LLC

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member

/s/ W. Kirk Wycoff
W. Kirk Wycoff

/s/ Ira M. Lubert
Ira M. Lubert

/s/ James J. Lynch
James J. Lynch

EXHIBIT 1

JOINT FILING AGREEMENT

    Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date: May 15, 2009

PATRIOT FINANCIAL PARTNERS, L.P.

	By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS PARALLEL, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS GP, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS GP, LLC

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member

/s/ W. Kirk Wycoff
W. Kirk Wycoff

/s/ Ira M. Lubert
Ira M. Lubert

/s/ James J. Lynch
James J. Lynch